SECURI 08029639 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Finantia USA Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 28th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Finantia USA Ltd.

Statement of Financial Condition
December 31, 2007

Finantia USA Ltd.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Aud itors' Report.
[x] Facing Page.
[x] Stat ement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affi rmation.
[ ] A copy of the SIPC Supplemental Report (not required).
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Shinichiro Fukui, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Finantia USA Ltd. for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President Shinichiro Fukui

Title

Subscribed and sworn
to before me this 26th
day of March , 2008

TANU SAREEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6168652
Qualified in Queens County
My Commission Expires May 14, 2011

Finantia USA Ltd.
Index
December 31, 2007

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–5

Report of Independent Auditors

To the Board of Directors and the Stockholder of
Finantia USA Ltd.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Finantia USA Ltd. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 28, 2008

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 927,143
Leasehold improvements and equipment (net of accumulated amortization and depreciation of $36,773)	269,442
Security deposit	228,437
Deferred tax asset	10,100
Income taxes receivable	26,956
Due from affiliate	8,151
Other assets	43,035
Total assets	$ 1,513,264
Liabilities and Stockholder's Equity	
Accrued expenses and other liabilities	$ 178,349
Total liabilities	178,349
Commitments (Note 5)	
Common stock ($.01 par value; 1,000 shares authorized, 200 issued and outstanding)	2
Additional paid-in capital	514,219
Retained earnings	820,694
Total stockholder's equity	1,334,915
Total liabilities and stockholder's equity	$ 1,513,264

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Finantia USA Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A.

The Company acts as a broker for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through an affiliate. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliate and remitted back periodically.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and a money market account held in accounts at a New York financial institution and therefore is subject to the credit risk at the financial institution. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

Leasehold Improvements and Equipment

Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Fair Value of Financial Instruments

At December 31, 2007, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits and expenses on the temporary differences between the financial reporting and tax basis of its assets and liabilities. As a corporation, the earnings of the firm are subject to applicable U.S. federal, state and local taxes.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2007, the Company had net capital of approximately $749,000 which exceeded the required net capital by approximately $499,000.

4. Leasehold Improvements, Furniture and Equipment

Details of furniture and equipment are as follows:

Furniture	$ 40,986
Equipment	65,363
Leasehold Improvements	199,866
	306,215
Less: accumulated depreciation	36,773
	$ 269,442

5. Commitments

The Company leases office space under a non-cancellable lease agreement which expires September 20, 2014. The future minimum annual payments under this agreement are as follows:

Year Ending December 31,	Total Commitments
2008	$ 190,800
2009	190,800
2010	190,800
2011	196,524
2012	198,432
Thereafter	347,256
	$ 1,314,612

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The security deposit of $122,322 for the previous lease was returned in January 2008 with accrued interest.

6. Related Party Transactions

Commission income is the result of trades made with institutional customers on behalf of affiliates. At December 31, 2007, the Due from Affiliate balance represents a receivable of commission income.

7. Income Taxes

Deferred tax assets relate to accrued compensation and depreciation differences.

8. Employee Benefits

Eligible employees of the Company are covered under Salary Reduction Simplified Employee Pension Plan. The Company contributes 8% of each employee's annual salary to the plan.

END